Morgan, Lewis & Bockius llp 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

VIA EDGAR

December 4, 2014

Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Aspiriant Global Equity Trust (the “Trust”)
File Nos. 333-178600 and 811-22648

Dear Ms. Fettig:

This letter responds to comments you provided on October 20, 2014, regarding the SOX review of the Trust’s filings relating to its series Aspiriant Risk-Managed Global Equity Fund (the “Fund”).  Your comments, as well as the Trust’s responses, are set forth below.

February 28, 2014  Annual Report

1.
Comment:  The shareholder letter references covered call writing.  If the written call options are covered, the reviewer would expect a footnote in the Schedule of Investments specifying the securities that are pledged as collateral or used to cover the securities.

Response:  The Trust will add the requested disclosure, as applicable, in future filings.

2.
Comment:  The shareholder letter references a written options strategy, but does not reference futures or purchased options, which are also securities in which the Fund invests.  Please note that derivatives guidance states that the shareholder letter should discuss derivatives that materially affect the Fund’s performance.

Response:  The Trust will add the requested disclosure, as applicable, in future filings.

3.	Comment: On page 6, please conform the disclosure regarding the deduction of taxes to the disclosure requirements in Item 27 (b)(7)(ii)(B) of Form N-1A.

Response:  The Trust will revise the disclosure in future filings.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silcon Valley   Tokyo   Washington   Wilmington

December 4, 2014 Page 2

4.	Comment: On page 27 in the preferred stock section of the Schedule of Investments, please disclose the rates associated with the preferred stock, if applicable.

Response:  The Trust will add the requested disclosure, as applicable, in future filings.

5.	Comment: Also on page 27, it states that the Fund invests in the JP Morgan Prime Money Market Fund. Please confirm that any applicable AFFE is included in the fee table in the Fund’s prospectus.

Response:  The Trust confirms that any applicable AFFE is included in the fee table in the Fund’s prospectus.

6.
Comment:  On page 30, Footnote 1 to the Schedule of Investments references securities on loan; however, neither the footnote nor the Notes to Financial Statements has disclosure regarding the actual amount of securities on loan  (see Audit Guide, Chapter 7, Section 186).

Response:  The Trust will add the requested disclosure in future filings.

7.	Comment: On page 31, the heading says “Schedule of Investments (continued)”, but the information seems to be a listing of futures contracts. Reviewer suggests modifying the heading in the future.

Response:  The Trust will revise the heading in future filings.

8.
Comment:  On pages 38-39 in the Notes to Financial Statements, the derivatives disclosure needs to include the Fund’s objective in investing in the derivatives (i.e., the reason why the Fund is investing in the derivatives during the covered period).   Also, in the stock index futures section, there is no information about the volume of activity in futures during the covered period (see FASB ASC 815-10-50-1AB).

Response:  The Trust will add the requested disclosure in future filings.

9.
Comment:  On page 43 in the securities lending section of the Notes to Financial Statements, it states that the Fund held non cash collateral consisting of fixed income securities.  Please confirm that this disclosure is consistent with Audit Guide Chapter 7, Section 186, fn 3 (right to sell or repledge the securities).

Response:  The Trust confirms that the disclosure is consistent with the referenced Audit Guide.

10.
Comment:  On page 45 in the investment advisory fees section of the Notes to Financial Statements, there is reference to the possibility of recapture by the investment adviser of fees waived and expenses reimbursed by the investment adviser.  The SEC staff position outlined in the 2009 Investment Company Audit Risk Alert issued by AICPA is that recapture can only occur to the extent of the expense cap that was in effect at the time the fees were waived and/or expenses reimbursed.  Please confirm that “in effect at the time of reimbursement” refers to the time of the fee waiver/expense reimbursement, not the time of the recoupment by the investment adviser.

December 4, 2014 Page 3

Response:  The Trust so confirms.

11.	Comment: On page 53, please include a statement that the SAI includes additional information about the trustees as required by Item 27(b)(6) of Form N-1A.

Response:  The Trust will add the requested disclosure in future filings.

February 28, 2014  Form N-CSR

12.	Comment: In Item 4(c), please describe the nature of the services comprising the fees disclosed in this category.

Response:  The Trust will add the requested disclosure in future filings.

13.
Comment:  Item 4(e)(2) requests the percentage of fees for which the preapproval requirement was waived, but the response “100% of these fees were approved by the Audit Committee as required pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X” seems to be providing the opposite information.

Response:  The Trust will revise the disclosure, as applicable, in future filings.

October 31, 2013 Semi-Annual Report

14.	Comment: With respect to the advisory agreement approval section, please revise the disclosure to meet the specificity requirements of Instruction 2 of Item 27(d)(6) of Form N-1A.

Response:  The Trust will pay particular attention to the specificity of its disclosure in future filings.

July 1, 2014 Prospectus

15.	Comment: A footnote to the fee table states that expenses have been restated. Please explain in your response why the expenses have been restated.

Response:  According to the Trust, the expenses were restated to reflect current fees because during the current fiscal year the Fund is no longer incurring the organizational costs that were reflected in the most recent fiscal year’s expenses.

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December 4, 2014 Page 4

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) staff comments or changes to disclosures in response to staff comments in Form N-CSR do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum